

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD REPORTS FURTHER RESULTS FROM ITS 2019 DRILLING PROGRAM ON THE LAC GAMBLE ZONE OF THE ROUYN GOLD PROJECT, QUEBEC

Toronto, Ontario, June 12, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional results from its 2019 winter diamond drilling program completed at the Rouyn Gold project optioned from Yorbeau Resources Inc. ("Yorbeau"), located 4 km south of Rouyn-Noranda, Quebec, and approximately 45 kilometers southwest of our Westwood operation. The Company is reporting assay results from an additional 21 diamond drill holes, totaling 6,181 metres. Results were previously reported for 10 diamond drill holes totaling 2,257 metres (see news release dated May 23, 2019). Results are pending from the remaining 17 drill holes, totaling 4,962 metres, and will be reported once they are received, validated and compiled.

The assay results reported herein are provided in Table 1 below and include the following highlights (a longitudinal section illustrating the drilling program on the Lac Gamble zone is attached to this news release):

Main Zone:

- **Drill hole GA-19-693: 10.9 metres grading 6.6 g/t Au**
  includes: 4.2 metres grading 12.1 g/t Au

- **Drill hole GA-19-694:   29.7 metres grading 9.0 g/t Au**
  includes: 11.1 metres grading 17.5 g/t Au
  includes: 3.0 metre grading 53.0 g/t Au

- **Drill hole GA-19-699: 12.8 metres grading 3.7 g/t Au**
  includes: 5.0 metres grading 7.9 g/t Au
  includes: 1.6 metres grading 16.8 g/t Au

- **Drill hole GA-19-715: 3.3 metres grading 9.0 g/t Au**
  includes: 0.8 metres grading 35.9 g/t Au

The objective of the 2019 winter diamond drilling program was to infill a portion of the Lac Gamble zone previously drilled by Yorbeau and various joint venture partners. The program was designed to achieve an approximate 50 x 50 metres drill hole spacing pattern to ultimately support the completion of a mineral resource estimate. The completed drill holes successfully intersected the targeted sheared Cadillac-Piché corridor which hosts the mineralized zone. The zone is characterized by alteration observed to vary from several metres to greater than ten metres in width, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The 2019 delineation drilling program continues to deliver positive results from the Lac Gamble zone. As mentioned before, our involvement in the newly optioned Rouyn Gold Project was based on the potential to rapidly delineate mineral resources along the targeted Cadillac Break, which could be evaluated as potential satellite deposits for our Westwood operation. Once the remaining assay results are in hand, the exploration team will work to develop a preliminary deposit model to support a future initial resource estimate."

Next Steps

The results of this initial diamond drilling program will be compiled along with the existing and newly acquired geological, geochemical and structural information to support the development and refinement of a deposit model to ultimately support a mineral resource estimation of the Lac Gamble zone.

Additional drilling is being planned to test selected targets in the area of the Astoria deposit, located several kilometres to the east. The program is expected to commence later in the summer.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria and Augmitto, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmito and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD signed a definitive option agreement in December 2018, whereby IAMGOLD has the option to acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. Exploration programs must include the completion of a minimum of 20,000 metres of diamond drilling within the first two-years of the option. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return production royalty, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Quebec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1: Rouyn Gold Project – Lac Gamble zone 2019 Winter drilling results

Hole No.	UTM NAD83 Zone18			AZ	DIP	Depth / length	From	To	Interval	True Width [1]	Au [2] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
GA-19-687	644,478	5,339,771	3,285	185	-77	273.00	204.50	217.00	12.50	8.06	2.68	Main zone
Including (3)							209.30	212.95	3.65	2.35	5.34	
							221.30	235.60	14.30	9.26	2.25	Main zone
Including (3)							232.90	235.60	2.70	1.75	7.54	
GA-19-693	644,843	5,339,787	3,282	187	-45	141.00	101.7	103.6	1.9	1.74	3.49	Hangingw all zone
							107.90	118.80	10.90	9.96	6.63	Main zone
Including (3)							114.60	118.80	4.20	3.84	12.08	
GA-19-694	644,843	5,339,787	3,282	175	-82	225.00	155.25	157.30	2.05	1.06	3.64	Hangingw all zone
							172.30	202.00	29.70	15.69	8.96	Main zone
Including (3)							172.30	175.30	3.00	1.57	12.60	
Including (3)							183.30	194.40	11.10	5.89	17.49	
Including (3)							183.30	184.30	1.00	0.53	15.10	
Including (3)							191.40	194.40	3.00	1.59	52.97	
Including (3)							199.40	202.00	2.60	1.38	5.59	
GA-19-695	644,843	5,339,787	3,282	152	-72	225.00	142.75	153.4	10.65	6.81	2.64	Main zone
Including (3)							142.75	146.20	3.45	2.20	5.01	
							211.50	214.00	2.50	1.63	1.31	Footw all zone
GA-19-696	644,798	5,339,772	3,286	188	-50	159.00	106.40	109.40	3.00	2.63	3.08	Hangingw all zone
							116.00	118.00	2.00	1.75	4.55	Main zone
							156.50	158.00	1.50	1.32	2.00	Footw all zone
GA-19-697	644,768	5,339,806	3,285	185	-76	267.00	217.00	222.40	5.40	3.49	1.95	Main zone
Including (3)							220.40	222.40	2.00	1.29	3.17	
GA-19-698	644,851	5,339,735	3,282	149	-46	102.00	44.40	46.80	2.40	1.94	1.38	Hangingw all zone
							55.55	60.20	4.65	3.76	1.16	Main zone
GA-19-699	644,768	5,339,806	3,285	175	-58	216.00	166.80	179.55	12.75	10.39	3.74	Main zone
Including (3)							174.60	179.55	4.95	4.04	7.89	
Including (3)							178.00	179.55	1.55	1.26	16.82	
GA-19-702	644,853	5,339,944	3,280	154	-46	330.00	262.20	269.20	7.00	6.10	1.66	Main zone
Including (3)							262.20	265.10	2.90	2.53	2.57	
GA-19-703	644,830	5,339,941	3,283	174	-66	366.00	No significant results					
GA-19-705	644,716	5,339,912	3,285	186	-71	390.00	No significant results					
GA-19-706	644,772	5,339,928	3,284	185	-60	366.00	316.60	318.10	1.50	1.25	2.87	Main zone
GA-19-708	644,717	5,339,906	3,289	171	-87	462.00	409.25	411.30	2.05	1.47	1.01	Main zone
GA-19-709	644,382	5,339,936	3,281	180	-86	609.00	542.00	548.00	6.00	3.62	2.28	Hangingw all zone
Including (3)							543.00	546.00	3.00	1.81	3.36	
							567.00	570.00	3.00	1.83	0.85	Main zone
GA-19-710	644,382	5,339,936	3,281	175	-65	447.00	397.00	401.90	4.90	3.98	3.13	Main zone
Including (3)							397.00	399.80	2.80	2.28	4.64	
GA-19-714	644,845	5,339,853	3,285	150	-60	261.00	182.00	183.75	1.75	1.34	3.48	Hangingw all zone
							209.85	214.00	4.15	3.25	1.31	Main zone
GA-19-715	644,862	5,339,785	3,284	131	-45	144.00	102.90	108.20	5.30	3.79	2.73	Hangingw all zone
							117.15	120.45	3.30	2.39	8.99	Main zone
Including (3)							117.15	117.90	0.75	0.54	35.90	
							138.3	140.10	1.80	1.31	1.21	Footw all zone
GA-19-717	644,708	5,339,775	3,283	181	-77	243.00	177.30	179.80	2.50	1.54	1.18	Hangingw all zone
							198.90	207.50	8.60	5.37	1.16	Main zone
Including (3)							198.90	200.00	1.10	0.68	3.20	
12-GA-592W [4]	644,475	5,339,956	3,082	173.1	-79.7	362.00	532.90	534.90	2.00	1.57	1.36	Main zone
12-GA-593W [4]	644,474	5,339,912	2,999	180.7	-72.5	247.00	495.90	497.90	2.00	1.71	3.68	Hangingw all zone
							509.20	511.20	2.00	1.72	4.18	Main zone
12-GA-628W2 [4]	644,385	5,339,904	3,120	171.8	-76.9	346.00	468.00	470.00	2.00	1.54	2.59	Main zone

Notes:
1. True widths are estimated at 70 % of the core interval.
2. Drill hole intercepts are calculated with a lower cut of 1.00 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

4.   Drill holes with the suffix W are wedge cuts from previously drilled master hol



Figure 1: Rouyn Gold – Lac Gamble zone longitudinal section and highlighted 2019 assay results.